UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, SYLA Technologies Co., Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) on June 30, 2023 for the following purposes, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on June 7, 2023 (the “Notice”):

●	Proposal 1: Partial amendment of the Company’s Articles of Incorporation
●	Proposal 2: Election of four directors
●	Proposal 3: Election of one corporate auditor

On June 30, 2023, SYLA Technologies Co., Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”), to vote on the following matters:

1. Partial Amendment of the Company’s Articles of Incorporation

Stockholders voted to approve the partial amendment to the Company’s Articles of Incorporation, as described in the Notice, with an effective date of July 1, 2023, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
217,422	-	-	-

A copy of the amendment to the Articles of Incorporation is attached hereto as Exhibit 1.1 and incorporated herein by reference.

2. Election of Four Directors

Each of the following four nominees was elected to serve on the Company’s Board of Directors (Takeshi Fuchiwaki as Director, Stuart Gibson, Yozo Tachibana, and Keiji Torii as Independent Directors), effective July 1, 2023, in accordance with the voting results listed below.

Nominee	For	Against	Abstain	Broker Non-Votes
Takeshi Fuchiwaki	217,422	-	-	-
Stuart Gibson	217,422	-	-	-
Yozo Tachibana	217,422	-	-	-
Keiji Torii	217,422	-	-	-

Following the election of the above four nominees, the Company’s Board of Directors consists of nine directors.

3. Election of One Corporate Auditor

Keiko Yokoyama was elected to serve as the Company’s Outside Corporate Auditor, effective July 1, 2023, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
217,422	-	-	-

On July 6, 2023, the Company issued a press release, attached hereto as Exhibit 99.1 and incorporated herein by reference, announcing the election at the Meeting of four new directors to its Board of Directors.

The information contained in any website is not a part of this Form 6-K. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit No.	Document
1.1	Amendment to Articles of Incorporation of the registrant.
99.1	Press release of the registrant dated July 6, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: July 6, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer